

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail
Stephen P. Smith
Chief Executive Officer
Columbia Pipeline Partners, LP
5151 San Felipe St., Suite 2500
Houston, Texas 77056

> **Re:** **Columbia Pipeline Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 12, 2014**
> **File No. 333-198990**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cash Distribution Policy and Restrictions on Distributions, page 63

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015, page 69

1. We note on page 71 that you add back borrowings from affiliates of CEG or cash on hand used to fund spin-off operating and capital expenditures and expansion capital expenditures. Please tell us why cash on hand used for these payments is added back to adjusted EBITDA to get to estimated cash available for distribution by Columbia OpCo since use of cash on hand generally decreases cash available for distribution. If the cash on hand represents a portion of the IPO proceeds earmarked for these expenditures, please clarify this in your disclosure.

2. We note from your pro forma financial statements that CEG will assume the liability for a portion of the predecessor's long-term debt. Please confirm our assumption that you will not retain the portion of debt due November 30, 2015; otherwise, explain to us why the repayment of this debt in 2015 is not considered when estimating the cash available for distribution for the 12 months ending December 31, 2015.

Financial Statements for the Nine Months Ended September 30, 2013, page F-15

Note 4. Gain on Sale of Assets, page F-25

3. We note your disclosure concerning gains on conveyances of mineral rights positions. Given the significance of these gains to your 2014 and anticipated 2015 results, please explain to us in more detail the substance of these transactions and your accounting for these transactions. Also tell us how you considered addressing this in an appropriate location in your filing.

Financial Statements for the Year Ended December 31, 2013, page F-31

Combined Statements of Cash Flows, page F-36

4. We note the adjusting item titled "(Gain)/loss on sale of assets and impairment, net" that is part of your reconciliation of Net Cash Flows from Operating Activities. Please tell us whether this item includes any amounts for impairments. If so, please quantify for us the amount for each year presented and explain why the amounts for this line item agree to the amounts for the line item on your Combined Statements of Operations titled "(Gain)/loss on sale of assets" which appears to exclude any impairments.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-38

K. Revenue Recognition, page F-40

5. We note from disclosures elsewhere in your filing that Other Revenues primarily consists of revenue from mineral rights and processing, rent and sales of gas. Given the disaggregation of this revenue on the face of your Combined Statements of Operations, please tell us why you have not explained what this category of revenue represents within the footnotes to your financial statements. We believe this would be useful information to your investors given the disclosures elsewhere in your footnotes concerning mineral rights, as this will enable your investors to better assess the impact of these mineral rights on your operations.

Note 16. Segments of Business, page F-69

6. We note your disclosures in this footnote and have the following comments:

- We read that your operations comprise "one primary business segment." Please tell us whether this has the same meaning as one operating segment as that term is defined in ASC 280. If so, please explain to us in reasonable detail how your chief operating decision maker is able to effectively manage your regulated and unregulated businesses together given the significantly differing risks and regulatory environments of these two types of businesses. If these businesses are managed together because your unregulated businesses are immaterial, please demonstrate this to us in your response.

- Please tell us where you have provided the entity-wide disclosure required by ASC 280-10-50-40. If the disaggregation of revenue on the face of your Combined Statements of Operations is intended to satisfy this disclosure requirement, please confirm our assumption that all revenues from unregulated businesses are captured in the line item titled "Other revenues;" otherwise, explain to us how you determined it was appropriate to aggregate revenue from regulated and unregulated businesses.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Gillian Hobson, Esq.
Vinson & Elkins, LLP